                         , 2011

To the Trustees of:

DoubleLine Funds Trust

333 South Grand Avenue, Suite 1800

Los Angeles, CA 90071

Re: Expense Limitation Agreement

Gentlemen:

With reference to the Investment Advisory and Management Agreement entered into by DoubleLine Capital LP (the “Adviser”) and DoubleLine Funds Trust (the “Trust”) dated March 25, 2010, as amended, we hereby notify you as follows:

1. The Adviser hereby agrees, for the one-year period commencing on              and ending on             , to waive its investment advisory fee and to reimburse other ordinary operating expenses of the DoubleLine Total Return Bond Fund, the DoubleLine Core Fixed Income Fund, the DoubleLine Emerging Markets Fixed Income Fund, and the DoubleLine Multi-Asset Growth Fund (each, a “Fund” and, together, the “Funds”) to the extent necessary to limit the ordinary operating expenses of the following share classes to an amount not to exceed the following annual rates (based on such class’s average daily net assets):

	Class A	Class C	Class I	Class N
DoubleLine Total Return Bond Fund	—	—	0.49%	0.74%
DoubleLine Core Fixed Income Fund	—	—	0.49%	0.74%
DoubleLine Emerging Markets Fixed Income Fund	—	—	0.95%	1.20%
DoubleLine Multi-Asset Growth Fund	1.45%	2.20%	1.20%	1.45%

For the purposes of this agreement, “ordinary operating expenses” excludes taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, acquired fund fees and expenses, and any extraordinary expenses, except that the Adviser has agreed to bear all legal fees and other related expenses of the Trust and the Trustees related to a claim made by Trust Company of the West, as described in the Prospectus relating to DoubleLine Total Return Bond Fund, DoubleLine Core Fixed Income Fund, and DoubleLine Emerging Markets Fixed Income Fund dated April 2, 2010, as revised February 15, 2011, and the prospectus relating to DoubleLine Multi-Asset Growth Fund dated February 15, 2011.

2. To the extent that the Adviser waives its investment advisory fee and/or reimburses ordinary operating expenses of a share class of a Fund to satisfy the limitations set forth in this agreement, the Adviser may seek reimbursement from that share class of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to these expense limitations.

3. Prior to the expiration of the one-year period referred to in paragraph one, the expense limitation arrangement set forth above for the Funds may only be modified or terminated with the approval of a majority vote of the trustees of the Trust who are not “interested persons” of the Trust, as defined under the Investment Company Act of 1940, as amended (the “1940 Act”).

4. We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the above referenced Funds, and any amendments thereto, with the Securities and Exchange Commission, in accruing the Funds’ expenses for purposes of calculating their net asset value per share and for other purposes permitted under the 1940 Act, and expressly permit you to do so.

Very truly yours,

DOUBLELINE CAPITAL LP,

By: DoubleLine Capital GP LLC, its general partner

By:
Name:
Title:

ACCEPTED AND AGREED TO ON BEHALF OF:

DoubleLine Total Return Bond Fund

DoubleLine Core Fixed Income Fund

DoubleLine Emerging Markets Fixed Income Fund

DoubleLine Multi-Asset Growth Fund

DOUBLELINE FUNDS TRUST

By:
Name:
Title: